QSound's QHD Technology Featured in Toshiba DVD Players


Toshiba's New Line of DVD Players Adds Superior Audio Quality To Its Feature Set With QSound's QHD Technology


CALGARY, CANADA - September 10, 2002: QSound Labs, Inc. (NASDAQ: QSND), a prominent supplier of audio software solutions, today announced that Toshiba, a leader in DVD technology, will incorporate QSound's High Definition (QHD(tm)) technology, via Zoran's Vaddis IV DVD processor chip, into their newest lineup of DVD player offerings (SD1800, SDK510, SD310V). The players are scheduled for release into the U.S. retail market in the 3rd quarter of 2002.

"By incorporating QSound's technology in our players, we are providing the best audio quality available to our consumers," said Craig Eggers, Director of Product Planning, DVD/HTA and Portable Digital Products, Toshiba America Consumer Products Inc. "We believe that QSound's superior 3D audio solutions add significant value to this innovative line of DVD players."

Current DVD players are designed to be a total entertainment system, rather than just a movie playback device, through their ability to playback not only DVD content, but CDs and MP3 files as well. The QHD enhancement library is ideally suited for this entertainment platform since it applies 3D audio processing to all of this content.

"As one of the world's leading DVD manufacturers, Toshiba's endorsement of QSound's QHD technology is very rewarding," said David Gallagher, President, CEO, QSound Labs. "With our ability to provide a complete audio enhancement solution, we are well positioned in the DVD market as it continues to grow faster than any previous consumer electronics product in history."

About Toshiba America Consumer Products
Toshiba America Consumer Products, Inc. is an independent operating company, owned by Toshiba America, Inc., a subsidiary of Toshiba
Corporation, a world leader in high technology products with subsidiaries worldwide. Visit Toshiba America Consumer Products Web site at http://www.toshiba.com.

About Toshiba Corporation
Toshiba Corporation is a leader in information and communications systems, electronic components, consumer products, and power systems. The company's integration of these wide-ranging capabilities assures its position as a leading company in semiconductors, LCDs and other electronic devices. Toshiba has 188,000 employees worldwide and annual sales of over US$47 billion. Visit Toshiba's Web site at http://www.toshiba.co.jp.

About QSound Labs, Inc.
Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

QSound Labs, Inc.
Paula Murray
Investor Contact
(954) 796-8798
(954) 796-9312 (FAX)
Email: paula.murray@qsound.com
Website: www.qsound.com

QSound Labs, Inc.
Jody Alexander
Media Relations
(403) 291-2492
(403) 250-1521 (FAX)
Email: jody.alexander@qsound.com

Toshiba America Consumer Products Inc
Maria Repole
(973) 628-8000
(973) 628-0672 (FAX)
Email: Maria_Repole@tacp.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, Toshiba's planned introduction of QSound-enhanced DVD players. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with dependence upon Toshiba's use of QSound technology, consumer acceptance of the Company's products, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.